Exhibit 99.2

April 7, 2016

LETTER TO EMPLOYEES

Dear SL Industries Employees:

Today we announced that Handy & Harman (HNH), a public company listed on the NasdaqCM Exchange, and SL Industries (SLI) have entered into a definitive agreement for HNH to acquire SLI.  The acquisition will involve a tender offer for SLI’s shares, followed by a merger with an HNH subsidiary.  The transaction is subject to the satisfaction of certain conditions.  We expect the transaction process, if successful, to take 30 to 60 days.  Additional details regarding the transaction are set forth in the enclosed press release that was issued today.

The transaction marks a significant milestone for SLI and is the result of the tremendous efforts and dedication you have shown to SLI over the years.  Together we have become a leading provider of power supplies, power distribution equipment, power quality products, and precision electric motors and gears in the industrial, aerospace, and military market segments.  The value created by SLI’s employees has been recognized by HNH and led to the transaction.  We’re pleased that HNH has recognized the value of SLI and look forward to contributing our expertise to expanding HNH’s portfolio.

In addition to the press release, enclosed is a Frequently Asked Questions (FAQ) document with answers that should address some of your initial questions.  We have set up an email address, #####, where employees can send questions about the transaction.  If you do not have access to email, please take any questions to your supervisor or Human Resources and they will email them for you.  We anticipate updating the FAQ on a regular basis, including to respond to questions received from employees.  The updates will be emailed to all employees that have an SLI email address and we will also post the updates in the appropriate locations in all SLI facilities.

Assuming the tender offer is successful, we expect the transaction will close during the second quarter of this year.  We will make every effort to keep you informed about any important developments.  There are many details that are to be worked out, however, I commit to you that we will make reasonable efforts to maintain our open, transparent communication.

Please remember that nothing changes today as a result of this announcement.  It is critically important that we all continue to operate SLI’s business as usual. This announcement and the pending transaction should not impact our customers or suppliers.

Over the course of the next several months we will be working with HNH management to create a transition plan that will be ready to be implemented immediately upon completion of the transaction.  We will provide further information on this as it becomes available.

Finally, I want to conclude by thanking all of you for your hard work in building SLI into a strong, vibrant business.  Without it, SLI would not be the great company it is today.  I hope you will share my enthusiasm about this potential transaction and the strong future SLI has.

Regards,

William T. Fejes, Jr.
President & CEO

FREQUENTLY ASKED QUESTIONS (FAQ)

1.	Who is Handy & Harman (HNH)?

Handy & Harman Ltd. manufactures and sells engineered niche industrial products. It operates through Joining Materials, Tubing, Building Materials, Performance Materials, and Kasco Blades and Route Repair Services segments. The Joining Materials segment fabricates precious metals and their alloys into brazing alloys, including gold, silver, palladium, copper, nickel, aluminum, and tin for use in electrical, appliance, transportation, construction, and general industrial industries. The Tubing segment provides seamless stainless steel tubing coils for petrochemical infrastructure and shipbuilding markets; small diameter coil tubing to the aerospace, defense, and semiconductor fabrication markets; and welded carbon steel tubing products in coiled and straight lengths for transportation, appliance and heating, and oil and gas industries. The Building Materials segment offers fasteners and fastening systems for the commercial low slope roofing industry; and engineered specialty fasteners for the building products industry. The Performance Materials segment manufactures sheet and mechanically formed glass and aramid materials for specialty applications. The Kasco Blades and Route Repair Services segment provides meat-room blade products, repair services, and resale products for the meat and deli departments of supermarkets, restaurants, and meat and fish processing plants, as well as for distributors of electrical saws and cutting equipment; and wood cutting blade products for the pallet manufacturing, pallet recycler, and portable saw mill industries. The company sells its products and services through direct sales forces, distributors, and manufacturer’s representatives to the construction, electrical, electronics, transportation, utility, medical, oil and gas exploration, aerospace and defense, and food industries in North and South America, Europe, Australia, Asia, and internationally. Handy & Harman Ltd. was founded in 1852 and is based in White Plains, New York.

2.	How can we learn more about HNH?

You can visit HNH’s website at www.handyharman.com.

3.	What are the mechanics and timing of the sale?

HNH, through a subsidiary, will commence a tender offer to acquire outstanding SLI shares, followed by a second step merger. The tender offer will be at a price of $40.00 per share and will require that certain conditions be satisfied in order to be completed, including that at least a majority of all outstanding shares are tendered and that at least 60% of the shares not held by SLI’s largest stockholder (an affiliate of Steel Partners Holdings, L.P.) are tendered. As a result, counting the shares to be tendered by our largest stockholder, approximately 70% of the outstanding SLI shares will need to be properly tendered for HNH to complete the transaction. If the conditions to closing the tender offer are satisfied, closing of the transaction would be expected to occur during the second quarter of 2016. If the tender conditions are not satisfied, there will not be a transaction. Note that if a shareholder does not tender into the tender offer but the tender offer is successful because the conditions are satisfied, the shareholder would receive the same offer price of $40 in cash in the second step merger.

4.	What will happen to SLI’s stock up to the time the sale is completed?

SLI’s shares will continue to trade on the New York Stock Exchange (NYSE MKT: SLI) until a transaction is completed. If a transaction is not completed, SLI will continue to trade on NYSE MKT.

5.	What types of approvals are necessary?

The transaction is subject to customary regulatory approval. The Special Committee of the SLI Board and the SLI Board of Directors have recommended the transaction.

6.	When will the transaction close?

Assuming the tender conditions are satisfied, we are anticipating a closing date during the second quarter of 2016. The closing would consist of the prompt payment for shares tendered in the tender offer, followed by a second step merger.

7.	What can employees expect in the interim?

Everyone must remain focused on doing your job to the best of your ability and continue to operate in the ordinary course of business. Until the transaction closes, SLI and HNH remain separate companies. We will not be working together until after the closing. If the tender offer is successful, upon closing of the transaction, SLI’s Divisions will become part of HNH. We will make reasonable efforts to keep you up to date on developments and progress throughout the process.

8.	Will any SLI facilities be closed?

Since there is no overlap between the products and capabilities of SLI’s Divisions with the existing HNH businesses, we do not anticipate any SLI facility closings due to the transaction. If the situation changes relative to the transaction’s impact on facilities, we will share this information as appropriate.

9.	Will anyone at SLI lose his or her job because of the transaction?

Since there is no overlap between the products and capabilities of SLI’s Divisions with the existing HNH businesses, we do not anticipate any impact on jobs at the SLI Divisions due to the transaction. If the situation changes relative to the transaction’s impact on jobs, we will share this information as appropriate.

10.	Will merit increases and promotions for employees be impacted by the sale?

Since we continue to operate as a separate company, any compensation changes would occur at the normal scheduled times.

11.	How will the sale impact salary and benefit policies?

SLI’s compensation and benefit programs will remain in place until the transaction is completed, including vacation, sick time and leave of absence programs. Post-transaction U.S. employees will likely be migrated to HNH’s benefits programs but the details of any transition will need to be worked out following closing of a transaction.

12.	How will the sale impact the company’s business targets?

Our financial goals, marketing objectives and product introduction plans all remain the same — business as usual until the transaction closes.

13.	When can we start working together with HNH employees?

Not until after a transaction is completed.

14.	Where should employees go with their questions?

We will communicate information via email and postings. You can email questions to #####. We anticipate responding to those emails with regular updates through email and postings at all facilities.

Important Information

The tender offer described in this letter has not yet commenced. This letter is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of SLI’s common stock. At the time the tender offer is commenced, HNH will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and SLI will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement relating to such tender offer with the SEC. SLI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that SLI’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, SLI’s stockholders will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Statements in this letter regarding the proposed transaction between HNH and SLI, the expected timetable for completing the transaction, future financial and operating results, benefits of the transaction, future opportunities for HNH’s and SLI’s businesses and any other statements by management of HNH and SLI concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the ability of HNH to successfully integrate SLI’s business; and the risk that the expected benefits of the transaction may not be realized or maintained.

Neither HNH nor SLI can give any assurance that any of the transactions contemplated by the merger agreement will be completed or that the conditions to the tender offer will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in HNH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, SLI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as well as other filings by HNH and SLI with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond HNH’s or SLI’s ability to control or predict. As a result of these and other risks, the transaction may not be completed on the timeframe expected or at all. Neither HNH nor SLI undertakes to update any forward-looking statements as a result of new information or future events or developments.